BULLFINCH FUND, INC.
                             Western New York Series

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                                SEC FORM N-17f-1
                                  JUNE 30, 2005
                      -------------------------------------

                  INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Bullfinch Fund, Inc. - Western New York Series


         We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Bullfinch Fund, Inc. - Western New York Series (the Fund) complied with the requirements of subsections (b)(1) and
(b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of June 30, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

         Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2005, and with respect to agreement of security purchases and sales, for the period from July 1, 2004 through June 30, 2005:

       o Confirmation of all securities held by institutions (Charles Schwab & Co.) in book entry form.

       o Reconciliation of all such securities to the books and records of the Fund and the Custodian.

         We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

         In our opinion, management's assertion that the Bullfinch Fund, Inc. - Western New York Series complied with the requirements of subsections (b)(1) and
(b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

         This report is intended solely for the information and use of management and the Board of Directors of the Bullfinch Fund, Inc. - Western New York Series and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Rotenberg & Co., LLP
Rochester, New York
  July 27, 2005






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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F1

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-1 [17CFR 270.17f-1]

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1. Investment Company Act File Number:          Date Examination Completed:
        811-08191                                       July 27, 2005

2. State identification Number:  NY
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AL                  AK                   AZ                   AR             CA
CO                  CT                   DE                   DC             FL
GA                  HI                   ID                   IL             IN
IA                  KS                   KY                   LA             ME
MD                  MA                   MI                   MN             MS
MO                  MT                   NE                   NV             NH
NJ                  NM                   NY   S281284         NC             ND
OH                  OK                   OR                   PA             RI
SC                  SD                   TN                   TX             UT
VT                  VA                   WA                   WV             WI
WY                  Puerto Rico          Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

BULLFINCH FUND, INC. - WESTERN NY SERIES, A SERIES WITHIN BULLFINCH FUND, INC.
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4. Address of principal executive office (number, street, city, state, zip code):

1370 PITTSFORD MENDON ROAD, MENDON, NY 14506
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INSTRUCTIONS

This Form must be completed by the investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT